UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Maguire Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559775101

 (CUSIP Number)

Maguire Investments
Attn:  Robert F. Maguire III
Javier Bitar
1733 Ocean Avenue
Suite 300
Santa Monica, CA  90401
310-857-1100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 559775101
1		NAMES OF REPORTING PERSONS
Robert F. Maguire III

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,216,946 (1)
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
5,216,946 (1)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,216,946 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
9.8% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1
Represents 5,216,946 limited partnership units (“OP Units”) of Maguire Properties, L.P (“Maguire OP”), that are redeemable by Mr. Maguire for an equal number of shares of common stock of Maguire Properties, Inc. (the “Issuer”).  Mr. Maguire also owns an additional 1,331,937 OP Units that are not currently redeemable for shares of common stock of the Issuer.  Under the terms of the Issuer’s charter, Mr. Maguire may not beneficially own (within the meaning of the Issuer’s charter) more than 9.8% of the Issuer’s outstanding common stock (the “Ownership Limit”).  The Maguire OP agreement of limited partnership in turn prohibits Mr. Maguire from redeeming OP Units of Maguire OP if such redemption would cause Mr. Maguire to beneficially own (within the meaning of the Issuer’s charter) an amount of common stock in excess of the Ownership Limit  (see Item 5).

2
Calculated based on 48,017,200 shares of common stock outstanding as of March 26, 2010, as reported by the Issuer on its annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2010, plus 5,216,946 shares of common stock that currently are issuable upon redemption of an equal number of OP Units that are beneficially owned by Mr. Maguire (see Item 5).

Introductory Note

This amendment amends the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) by Robert F. Maguire III (the “Reporting Person”), as amended on February 17, 2010.  This amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Maguire Properties, Inc., a Maryland corporation (the "Issuer").  Capitalized terms used but not otherwise defined in this amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:

Item 4.     Purpose of Transaction

The shares of Common Stock and OP Units previously reported on the Schedule 13D were acquired by the Reporting Person primarily for investment purposes.  The Reporting Person regularly reviews and evaluates strategies with respect to his various investments, including his investment in the Issuer.  As a consequence of such review, evaluation and other factors that the Reporting Person deems relevant, he may consider various alternatives which may ultimately lead to one or more possible transactions with respect to his investment in the Issuer.  In the course of such consideration, the Reporting Person may discuss internally and communicate, publicly or privately, with the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of capital and other investors, regarding his holdings in the Issuer and his views on issues relating to the strategic direction undertaken or to be undertaken by the Issuer and other matters of interest to shareholders generally.  Possible transactions may include, either alone or together with potential co-investors or partners, the acquisition of additional shares or selected divestitures of shares of common stock of the Issuer, an acquisition of all outstanding shares of common stock not currently owned by the Reporting Person, an acquisition of assets of the Issuer or another form of extraordinary transaction.

There can be no assurance as to (w) whether the Reporting Person will enter into any discussions with respect to his investments, (x) whether any such discussions will lead to any transaction, (y) what the terms of any such transaction may be, or (z) the timing or certainty of any such transaction.

Additionally, if the Reporting Person were to submit a proposal to the board of directors of the Issuer with respect to any of the actions described above, the Reporting Person is not aware of how the board of directors would react or whether the board of directors would support or take any action with respect to any proposal.

In reaching any conclusions regarding his investments, the Reporting Person will take into consideration a variety of factors, including, but not limited to, the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, prevailing market conditions and tax and other investment considerations.

As noted below, the Reporting Person disposed of 4,048,153 shares of Common Stock in open market sales beginning on January 29, 2010.

Except as noted above, the Reporting Person, at this time, does not have any current plans or proposals which relate to or would result in (i) any extraordinary transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2010, there were 48,017,200 shares of Common Stock issued and outstanding as of March 26, 2010.  The 5,216,946 shares of Common Stock issuable upon conversion of OP Units beneficially owned by the Reporting Person as of the date hereof represent approximately 9.8% of the outstanding Common Stock.  In addition, the Reporting Person owns 1,331,937 OP Units that are not currently redeemable into shares of Common Stock.  Under the terms of the Issuer’s charter, the Reporting Person may not beneficially own (within the meaning of the Issuer’s charter) more than 9.8% of the Issuer’s outstanding Common Stock.  The Maguire OP agreement of limited partnership in turn prohibits the Reporting Person from redeeming OP Units of Maguire OP if such redemption would cause the Reporting Person to beneficially own (within the meaning of the Issuer’s charter) an amount of Common Stock in excess of the Ownership Limit.

The Reporting Person has sole voting and dispositive power over the OP Units currently redeemable by him and the OP Units not currently redeemable by him.  The Reporting Person beneficially owns shares of Common stock and OP Units as follows:

●	3,444,045 shares of Common Stock issuable upon conversion of OP Units held by him directly;
●	1,772,901 shares of Common Stock issuable upon conversion of OP Units held by three entities that are wholly owned and controlled by the Reporting Person; and
●	1,331,937 additional OP Units held by held by three entities that are wholly owned and controlled by the Reporting Person that are not currently convertible into Common Stock.

(c) From January 29, 2010, through March 11, 2010, the Reporting Person disposed of 4,048,153 shares of Common Stock held by him in open market transactions in the New York Stock Exchange as follows:

Date	Number of Shares	Price per Share
January 29, 2010	43,700	$1.6608
February 1, 2010	85,165	$1.5979
February 2, 2010	70,000	$1.6000
February 3, 2010	53,800	$1.5980
February 4, 2010	70,000	$1.5132
February 5, 2010	55,430	$1.5074
February 8, 2010	11,100	$1.5423
February 9, 2010	50,700	$1.4834
February 10, 2010	30,900	$1.5000
February 11, 2010	73,689	$1.4921
February 12, 2010	74,871	$1.5000
February 17, 2010	167,913	$1.5211
February 18, 2010	124,872	$1.4976
February 19, 2010	54,783	$1.4951
February 19, 2010	17,750	$1.4700
February 22, 2010	202,400	$1.5891
February 23, 2010	198,378	$1.6921
February 24, 2010	70,000	$1.6755
February 25, 2010	100,300	$1.5154
February 26, 2010	47,300	$1.5546
March 1, 2010	190,500	$1.605
March 2, 2010	150,513	$1.6855
March 3, 2010	166,000	$1.7566
March 4, 2010	61,368	$1.7806
March 5, 2010	146,800	$1.8586
March 8, 2010	732,243	$2.1249
March 9, 2010	557,858	$2.459
March 10, 2010	223,300	$2.5397
March 11, 2010	216,700	$2.322

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The OP Units beneficially owned by the Reporting Person, excluding 220,000 OP Units beneficially owned by the Reporting Person, are pledged to Wachovia Bank, N.A. (“Wachovia”) as a portion of the collateral securing a personal loan made by Wachovia to the Reporting Person.  The loan matures on July 15, 2011, unless it is retired earlier.  If an event of default occurs and is not cured or waived, Wachovia could foreclose on its collateral, including the OP Units that are pledged.

Item 7.     Material to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 2, 2010

/s/ Robert F. Maguire III
Name: Robert F. Maguire III